Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136563
333-136563-01
PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 11, 2006)
27,057,554 Shares
AMR Corporation
Common Stock

     Pursuant to the ATM Equity Offeringsm Sales Agreement, dated August 22, 2008, between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated, during the three months ended September 30, 2008, we sold 27,057,554 shares of our common stock, par value $1.00 per share, through Merrill Lynch, as our agent. The proceeds to us of the sales of the shares, net of commissions and before payment of other expenses, were $293,999,994.91. We paid Merrill Lynch aggregate commissions of $5,999,999.90 with respect to the sale of the shares sold through it as agent pursuant to the ATM Equity Offeringsm Sales Agreement.
     Our common stock is listed on the New York Stock Exchange under the symbol “AMR.” The last reported sale price of our common stock on October 20, 2008 on the New York Stock Exchange was $11.06 per share.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, dated August 11, 2006, and the prospectus supplement, dated August 22, 2008.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Merrill Lynch & Co.

The date of this prospectus supplement is October 21, 2008.